Fabalish

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-876,611.03
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable (A/R)	-63,214.29
1300 Inventory	-43,618.37
1350 Accrued Revenue	0.00
1405 Amazon Reserve	-29.75
1420 Amazon AR	-107.90
1425 Shopify AR	-939.57
1426 Due from Shopify via PayPal	0.00
1430 Due from Faire	-373.21
1445 Due from Pod Foods	-302.00
1490 Other Receivable	0.00
1525 Accumulated Depreciation-Equipment	22,786.41
2000 Accounts Payable (A/P)	0.00
2150 CORP CC Account (3324)	-433,217.39
2155 CORP CC Account (3324):BOA #0034	11,736.32
2160 CORP CC Account (3324):BOA #4351	11,506.69
2165 CORP CC Account (3324):BOA #5745	136,654.77
2170 CORP CC Account (3324):BOA #7501	292,532.82
2175 CORP CC Account (3324):BOA #8362	1,302.14
2300 Accrued Expenses	0.00
2365 Loan - Paypal Capital	5,021.43
2390 Gift Cards Payable	919.66
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-59,342.24**
Net cash provided by operating activities	**$ -935,953.27**
INVESTING ACTIVITIES	
1520 Equipment & Furniture	-138,772.80
Net cash provided by investing activities	**$ -138,772.80**
FINANCING ACTIVITIES	
2700 Convertible Notes	591,917.00
2705 SAFE note payable	25,000.00
2715 Shopify Capital Loan	25,307.74
2720 Loan - Ascentium Capital Contract 2580546 - $1,109.97	41,068.89
2725 Loan - Ascentium Capital Contract 2522769 - $366.85	-1,259.70
2730 Loan - Ascentium Capital Contract 2634659 - $1,649.91	99,081.60
2750 Loan - MM to Fabalish	33,028.00
2755 Loan - PM to Fabalish	51,330.00
2760 Loan - MC to Fabalish	52,083.35
2780 SBA EIDL Loan 8001	78,900.00
Net cash provided by financing activities	**$996,456.88**
NET CASH INCREASE FOR PERIOD	**$ -78,269.19**
Cash at beginning of period	90,152.16

Fabalish

Statement of Cash Flows

January - December 2021

	TOTAL
CASH AT END OF PERIOD	**$11,882.97**